August 4, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (714) 848-7701

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      Re:	Qunitek Technologies, Inc.
      Form 10-KSB/A for the fiscal year ended June 30, 2004
		Form 10-QSB for the quarterly period ended September 30,
2004
		Form 10-QSB for the quarterly period ended December 31,
2004
      Form 10-QSB for the quarterly period ended March 31, 2005
      File No. 000-29719

Dear Mr. Haag:

      We have reviewed your response letter dated July 15, 2005 and have the following additional comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A for the year ended June 30, 2004

Factoring Payable, page F-14
1. Please tell us how you are accounting for your factoring arrangement. Refer to the accounting literature you used to determine your accounting was appropriate. Also, tell us how you will account for the issuance of warrants and bonus warrants in association with your factoring transactions. Explain how you considered EITF 96-18 in accounting for these warrants. Additionally, tell us how many warrants have been issued to the factoring company subsequent to June 30, 2004 and if you have recorded any liability for warrants due to be issued to the factor as of June 30, 2004.

Convertible Notes, page F-15
2. Please tell us how you considered EITF 98-5 and APB 14 in accounting for the conversion feature and detachable stock warrants, respectively, for the convertible promissory notes you issued during the twelve months ended June 30, 2004. From your disclosure, it appears that you have not allocated any proceeds to either of these items. Tell us the balance of any remaining unamortized beneficial conversion features, and disclose the related amounts that have been recognized in earnings in the 2003 and 2004 fiscal years, and in the nine months ended March 31, 2005.

Stockholders Equity, page F-16
3. We note in your response to our prior comment 4 that all of the shares you issued to pay off debt in 2003 and 2004 were issue at the market value. Please tell us what dates these transactions took place, what you determined to be the market value per share at those dates, and how you determined the market value. We note from your disclosure in Item 5 on page 23 that the low bid price for your common shares for the twelve months end June 30, 2004 was $.09 per share.


*    *    *    *


      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3403.

Sincerely,



Steven C. Jacobs
Branch Chief


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Mr. Andrew Haag
Quintek Technologies, Inc.
August 4, 2005
Page 1